UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2022

Monogram Orthopaedics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2349540

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3913 Todd Lane, Austin, TX 78744

(Mailing Address of principal executive offices)

(512) 399-2656

Issuer’s telephone number, including area code

In this report, the term “Monogram,” ”we,” “us” or the “Company” refers to Monogram Orthopaedics, Inc.

This semi-annual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2022. The financial statements included in this filing as of and for the six month periods ended June 30, 2022 and 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is developing a product solution architecture with the eventual goal to help facilitate patient-optimized orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The Company has a robot prototype that can execute optimized paths for high-precision insertion of optimized implants in synthetic and cadaveric bone specimens. These implants and cut-paths are prepared based on proprietary Monogram designs. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures.

To provide a source of revenue to the Company before F.D.A. approval of its principal products, the timing of which such approvals cannot be estimated by management, Monogram may act as a distributor, licensing and selling other companies' already FDA-approved products while continuing to develop its product candidates and continuing to seek F.D.A. approval of those products.

Results of operations

Six months ended June 30, 2022, compared to six months ended June 30, 2021

Revenues. The Company is in an early stage of development. During the six months ended June 30, 2022, the Company did not generate any revenues. During the six months ended June 30, 2021, the Company generated revenues of $628,000 from the sales of licensed, third-party products via the Company’s operations as a distributor in 2021. However, the Company halted its activities as a licensed seller before the end of 2021 and has not made any such sales to date in 2022.

Cost of Goods Sold. Costs of goods sold for the six months ended June 30, 2022 was $0, as the Company did not make any sales of licensed products. During the six months ended June 30, 2021, cost of sales on licensed products was $460,475, resulting in gross profit of $167,771. Cost of sales in 2021 was comprised primarily of license fees for those licensed products and inventory acquisition expenses.

Operating Expenses. Our operating expenses for the six months ended June 30, 2022, and 2021 consisted of the categories outlined below. They totaled $5,600,668 and $5,071,553, respectively, for the six months ended June 30, 2022, and 2021 – a 10.4% increase compared to the six months ended June 30, 2021.

∙	General and administrative expenses are primarily comprised of rent, utilities, salaries, and payroll taxes. For the six months ended June 30, 2022, general and administrative expenses were $1,061,581, a 13.2% decrease from approximately $1,223,000 for the six months ended June 30, 2021. This decrease was primarily the result of a $442,000 loss recorded in 2021 related to a prepayment of inventory on a re-negotiated supply and development contract that was never fully delivered and was abandoned by mutual agreement of the Company and its vendor, offset by a 2022 increase in rent expense resulting from an expansion of the Company’s leased premises that began on March 14, 2022.

∙	Research and development expenses decreased slightly by 8.2%, from approximately $2,469,000 for the six months ended June 30, 2021 to approximately $2,227,000 for the six months ended June 30, 2022. Research and development expenses in both periods were primarily comprised of research related to the development of our sagittal cutting systems and related platform software required to operate our active navigated robotic system and remained relatively stable during both periods.

∙	Marketing and advertising expenses increased 64.8% from $1,378,044 for the six months ended June 30, 2021 to $2,272,255 for the six months ended June 30, 2022. The primary driver of this increase was increased advertising and marketing spending in connection the Series B Offering. Monogram conducted expanded marketing campaigns in the final months of the Series B Offering to generate more investment in the offering prior to its termination on February 18, 2022.

Other expenses: Other expenses for the six months ended June 30, 2022 were $763,428 compared to $249,056 for the six months ended June 30, 2021 – a 206.5% increase in 2022 compared to the same period in 2021. During the six months ended June 30, 2022, we recorded a loss of $793,591 related to an increase in our warrant liability. This loss is due primarily to the impact of the anti-dilutive warrants issued in December 2018 that are exercisable into shares of the Company’s Common Stock equal to 5% of the fully diluted capitalization of the Company, plus shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of shares of Preferred Stock of the Company. As the Company issues shares in connection with its ongoing capital raising efforts, the value of shares issuable upon the exercise of these warrants increases proportionally due to the anti-dilution terms of these warrants. Since Monogram continued to issue shares in connection with its Series B Offering, the value of shares issuable upon the exercise of these warrants increased proportionally during the six months ended June 30, 2022, due to the anti-dilution terms of these warrants.

Net Loss. As a result of the foregoing, the Company incurred a net loss of $6,364,096 for the six months ended June 30, 2022, compared to a net loss of $5,151,838 for the same period in 2021.

Liquidity and Capital Resources

At June 30, 2022, our cash on hand was $10,292,599, which was received from the Series B Offering. In 2021, the Company generated modest revenues from acting as a distributor and selling licensed, third-party products – but does not intend to continue these activities and still requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception and, as of June 30, 2022, had positive working capital of $5,325,385 and total stockholders’ equity of $7,011,057. Most recently, the Company has been primarily capitalized through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to reduce expenses significantly and could become insolvent.

The Company estimates that the proceeds raised from the Series A Offering, Series B Offering, and Series C Offering will be insufficient to fund the Company’s current rate of operations for the 12 months following the date of this Report. To continue operations, the Company expects to authorize additional shares to be issued under a new Regulation A offering statement, though the ultimate selling of such shares will be dependent upon receiving qualification from the Securities and Exchange Commission (the “SEC”) and sufficient investment in the offering

Issuances of Equity

On September 20, 2019, the Company commenced an offering under Regulation A under the Securities Act of 1933, pursuant to which it offered shares of its Series A Preferred Stock (the “Series A Offering”). On March 17, 2020, the Company filed a 253G2 supplement in connection with the Series A Offering, indicating that the Company intended to terminate the Series A Offering on April 24, 2020. The Company raised gross proceeds of $14,568,568 from the Series A Offering.

On January 15, 2021, the SEC qualified an offering of its Series B Preferred Stock, in which Monogram sought to raise up to $30,000,000 from the issuance of 4,784,689 shares of Series B Preferred Stock (the “Series B Offering”). On June 1, 2021, Monogram filed a supplement on Form 253G2 to increase the price per share in the Series B Offering from $6.27 per share to $7.52 per share, effectively increasing the maximum offering amount to $34,863,105 in the Series B Offering. The Company terminated the Series B Offering on February 18, 2022. As of the date of this Report, Monogram has closed upon $21,129,000 of investments from the sale of 3,154,786 shares of Series B Preferred Stock in the Series B Offering. All investments have been closed upon, and no further proceeds are expected from this offering.

On July 14, 2022, Monogram commenced a Regulation Crowdfunding offering, pursuant to which it is seeking up to $5,000,000 from the sale of Series C Preferred Stock of the Company (the “Series C Offering”). As of the date of this Report, Monogram has sold approximately 72,228 shares of Series C Preferred Stock for gross proceeds of $723,002.

Indebtedness

As of June 30, 2022, the Company had $5,911,236 in total liabilities. Of this amount, $4,880,827 was represented by the estimated fair value of our warrant liability (attributable to outstanding warrants owned by Pro-Dex, Inc.). Other liabilities include trade accounts payable, accrued expenses, and the present value of the Company’s operating lease payment commitments.

The Company owed its Chief Executive Officer $312,046 in salary and bonus payable at June 30, 2022. As of the date of this Report, $30,000 of this amount has been repaid to the Company’s C.E.O.

The Company currently has no material commitments for capital expenditures.

Trend Information

Our primary addressable market is for knee procedures, specifically primary Total Knee Arthroplasty ("T.K.A.") procedures (Monogram has a patent on a novel Total Hip Arthroplasty ("T.H.A.") design, but we will not be pursuing commercialization until after the knee has been successful approved). Reconstructive joint replacement procedures intend to replace the diseased or damaged bone with fabricated implants to restore patient function. Management of the Company has reviewed third-party reports trusted by management that identify that approximately 760,240 primary T.K.A. procedures were conducted in the United States in 2020, compared to 884,000 TKA procedures in 2019. This decrease in primary T.K.A. procedures represents a year-over-year decrease in surgical volume from 2019 to 2020 of 14% for primary T.K.A. procedures. Management believes this decrease is transitory and primarily related to the effects of the COVID-19 pandemic; however, the reduction has exceeded management expectations.

Joint reconstruction is widely recognized as a highly effective treatment as measured by the rates of long-term survivability. Generally, implants are surgically inserted with fixation achieved via cement or osseointegration ("press-fit," "cementless," "uncemented"). Monogram is focusing its developments on cementless knee fixation.

We expect the procedure volumes to increase, driven by demographic tailwinds and rising adoption of uncemented implant use. According to sources trusted by management, the cementless knee segment may increase by an estimated 400,000 procedures from 2020 to 2024 ($1.21 billion). Industry publications identify the global market for Knee Joint Reconstruction Sales in 2020 was estimated to be $7.8 billion, down from $9.3 billion in 2019. Those same publications projected the Knee Joint Reconstruction market to increase to $10.2 billion by 2023. Notably, implant A.S.P.s appear to have stabilized or even increased for some clinical applications. The A.S.P. for primary knee implants was estimated by one industry publication to be $3,976 in 2020, down slightly from $3,980. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services ("C.M.S.") seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist in improving quality and reducing cost. We believe these pressures are a potential tailwind for technologies that help surgeons consistently achieve positive total "episode of care" outcomes (reducing the length of stay, reducing revision surgeries, supporting better patient outcomes, etc.).

The push for reproducible positive outcomes has been positive for the adoption of computer-assisted surgical robotics. Some new studies indicate that Robotic Total Knee Arthroplasty is associated with a shorter length of stay, reduced utilization of services, and reduced 90-day payer costs compared with manual procedures. Management expects robot adoption to continue. According to a forecast trusted by management, 514,000 TKA procedures could be robotic by 2027.

The emergence of 3D printing technologies, which allow manufacturers to print porous structures directly into implants, could also help drive uncemented implant adoption. As identified in the above industry studies, our view is that the growth and demand for press-fit uncemented implants are increasing, and the penetration of press-fit implants for knee replacements remains low. Currently, surgeons affix 90% of T.K.A.s with bone cement. Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

Monogram is actively commercializing a robotic surgical system and press-fit primary knee implants. Over the next six months, we do not anticipate sales of products currently under development or sales of licensed implants, which have been discontinued pending planned improvements.

We believe we are on track to be one of the first companies to market with an active cutting navigated robot arm that can cut with a sagittal saw or rotary tool. We aim to be a first-mover for 3D printed patient-optimized implants with bone cavities prepared robotically. The current market for orthopedic robotics remains highly consolidated, with the Stryker Mako Robot enjoying a dominant market position. There is currently no widely distributed robotic system that features a navigated multi-joint robot arm capable of active cutting (i.e., non-user-initiated cuts) that uses a CT-based planning approach. Our advisors and management observe that there have been no new market entrants with these capabilities as of the date of this filing and therefore believe we are in a good position to be the first Company to market in this respect.

In conclusion, we believe that the market penetration of computer-assisted robotic procedures will continue to increase and expect technology to improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

Item 2. Other Information

None.

Item 3. Financial Statements

Monogram orthopaedics Inc.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$10,292,599	$5,535,710
Prepaid expenses and other current assets	644,294	977,910
Total current assets	10,936,893	6,513,620
Equipment, net of accumulated depreciation	952,271	1,017,925
Intangible assets, net	863,750	968,750
Operating lease right-of-use assets	169,379	215,071
Total assets	$12,922,294	$8,715,366
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$252,498	$449,032
Accrued liabilities	381,206	464,477
Warrant liability	4,880,827	4,087,236
Operating lease liabilities, current	96,977	92,886
Total current liabilities	$5,611,508	$5,093,631
Operating lease liabilities, non-current	68,728	118,577
Other long-term liabilities	231,000	-
Total liabilities	$5,911,236	$5,212,208
Commitments and contingencies	-	-
Stockholders' equity:
Series A Preferred Stock, $.001 par value; 5,500,000 shares authorized, 4,897,559 shares issued and outstanding at June 30, 2022 and December 31, 2021	4,898	4,898
Series B Preferred Stock, $.001 par value; 8,000,000 shares authorized, 3,195,667 and 1,743,481 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	3,196	1,743
Common stock, $.001 par value; 22,000,000 shares authorized 4,836,935 shares issued and outstanding at June 30, 2022 and December 31, 2021	4,837	4,837
Additional paid-in capital	37,434,722	27,564,180
Accumulated deficit	(30,436,596)	(24,072,500)
Total stockholders' equity	7,011,057	3,503,159
Total liabilities and stockholders' equity	$12,922,294	$8,715,367

 The accompanying notes are an integral part of these financial statements.

Monogram orthopaedics Inc.

CONDENSED STATEMENTS OF OPERATIONS

	June 30,	June 30,
	2022	2021
Revenues	$-	$628,246
Cost of goods sold	-	460,475
Gross profit	-	167,771

Operating expenses:
Marketing and advertising	2,272,255	1,378,044
Research and development	2,266,833	2,469,579
General and administrative	1,061,581	1,222,930
Total operating expenses	$5,600,668	$5,070,553

Loss from operations	$(5,600,668)	$(4,902,782)

Other income (expense)
Interest and other expense	$8	$(21,614)
Loss from change in warrant liability	(793,591)	(244,485)
Interest income	30,155	17,043
Total other income (expense)	$(763,428)	$(249,056)

Net loss before taxes	$(6,364,096)	$(5,151,838)
Income taxes	-	-
Net loss	$(6,364,096)	$(5,151,838)

Basic and diluted loss per common share	$(1.32)	$(1.07)
Weighted-average number of basic and diluted shares outstanding	4,836,935	4,836,935

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2020	4,897,559	4,898	-	-	4,836,935	4,837	17,237,230	(12,257,532)	4,989,433
Issuances of Class B Preferred Stock, net of costs			1,743,481	1,743			10,121,321		10,123,064
Exercise of stock options									-
Stock-based compensation							205,629		205,629
Net loss								(11,814,968)	(11,814,968)
Balance as of December 31, 2021	4,897,559	$4,898	1,743,481	$1,743	4,836,935	$4,837	$27,564,180	$(24,072,500)	$3,503,158
Issuances of Class B Preferred Stock, net of costs			1,452,186	1,452			9,613,625		9,615,076
Issuance Cost of Class C Preferred Stock							(5,000)		(5,000)
Exercise of stock options									-
Stock-based compensation							261,917		261,917
Net loss								(6,364,096)	(6,359,096)
Balance as of June 30, 2022	4,897,559	$4,898	3,195,667	$3,196	4,836,935	$4,837	$37,434,722	$(30,436,596)	$7,011,057

The accompanying notes are an integral part of these financial statements.

 MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Operating activities:
Net loss	$(6,364,096)	$(5,151,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	261,917	95,882
Depreciation and amortization	188,336	132,110
Change in value of warrant liability	793,591	244,485
Changes in non-cash working capital balances:
Other current assets	333,616	143,388
Deposits	-	(3,767)
Accounts payable	(196,534)	18,374
Accrued liabilities	(83,271)	41,105
Operating lease assets and liabilities, net	(66)	(7,146)
Cash used in operating activities	$(5,066,508)	$(4,487,407)
Investing activities:
Purchase of intangible assets	$-	(983,125)
Purchase of equipment	$(22,682)	$(21,585)
Cash used in investing activities	$(22,682)	$(1,004,710)
Financing activities:
Proceeds from issuances of stock, net of issuance costs	9,615,077	6,121,681
Federal grants	231,000	-
Cash provided by financing activities	$9,846,077	$6,121,681
Increase in cash and cash equivalents during the period	4,756,889	629,564
Cash and cash equivalents, beginning of the period	5,535,710	5,586,748
Cash and cash equivalents, end of the period	$10,292,599	$6,216,312

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. ("Monogram" or the "Company"), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our 2021 Form 1-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 1-SA should be read in conjunction with the financial statements and accompanying notes included in the Company’s 2021 Form 1-K.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period.

The Company's most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and had an accumulated deficit of $30.4 million at June 30, 2022. Further, the Company generated negative cash flows from operations of $5.1 million for the six months ended June 30, 2022. The Company is dependent on its ongoing financing efforts, but these plus existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments, and future working capital requirements.

The Company may not be able to raise sufficient amounts of additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives, or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows, and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations. Management's plans to mitigate this risk include the following:

1.	Continue to raise cash for research, product development, and working capital purposes by selling equity under an offering statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company is offering up to 499,501 shares of Series C Preferred Stock at a price of $10.01 per share, which may convert into shares of common stock on a one-for-one basis. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.
2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain positive cash flows from operations. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Basic and Diluted Loss Per Share

For the six months ended June 30, 2022 and 2021, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2022	2021
Shares issuable upon conversion of Series A Preferred Stock	4,897,559	4,897,559
Shares issuable upon conversion of Series B Preferred Stock	3,195,599	1,143,860
Shares issuable upon exercise of warrants	1,115,587	925,946
Shares issuable upon exercise of stock options	1,622,033	1,406,732
Total	10,830,778	6,280,074

4. Other Current Assets

Other current assets consist of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2022
Receivable from investment platform vendor	$106,983	$418,503
Advance paid to vendor for supply development contract	250,000	250,000
Other prepaid expenses	287,311	309,407
Other current assets	$644,294	$977,910

The receivable from the Company’s investment platform vendor is the result of a timing difference between when investors in the Company’s offering of Series B Preferred Stock purchase shares and remit payment to the platform vendor and when these funds are released to the Company by the platform vendor.

5. Non-Dilutive Warrant

On December 20, 2018, the Company issued a non-dilutive warrant that expires on December 20, 2025. The warrant has an exercise price of $1,250,000 and is exercisable into (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise.

At June 30, 2022 and December 31, 2021, the Company estimated the fair value of this warrant to be $4,880,827 and $4,087,236 respectively. The fair value of the warrant was estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2022	December 31, 2021
Expected term	3.4 years	4 years
Volatility	31.5%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	3.00%	1.2%

In October 2020, the Company issued a warrant to a vendor in exchange for platform and technology services provided to the Company in connection with its offering of Series B Preferred Stock. This warrant is exercisable into shares of Series B Preferred Stock equal to 2% of the total number of shares of Series B Preferred Stock issued to investors in connection with the Company's offering of Series B Preferred Stock. The exercise price of this warrant is $7.52, and the warrant expires in October 2025. At June 30, 2022 and December 31, 2021, the warrant was exercisable into 58,230 and 34,870 shares of Series B Preferred Stock, respectively. The estimated value of the warrant liability was $115,766 and $65,426 respectively.

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company's capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. As a result of the Series A Preferred Stock issuances in 2020, this threshold was achieved, and the warrant is now exercisable into 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. This warrant expires in February 2024.

As the company issues additional shares of common or preferred stock, the estimated fair value of the warrant liability is expected to increase.

6. Stock Options

The Company has adopted a stock option plan covering the issuance of up to 2,000,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the six months ended June 30, 2022:

	Option Number of Shares	Option Exercise Price Per Share	Weighted-Average Exercise Price
Options outstanding at December 31, 2021	1,379,632	$0.09 – $7.52	$3.32
Granted	271,776	$6.27 – $7.52	$7.47
Exercised	-	-	-
Canceled	(29,375)	$0.61 – $4.00	0.61
Options outstanding at June 30, 2022	1,622,033	$0.09 – $7.52	$4.05
Options exercisable at June 30, 2022	752,678	$0.09 – $7.52	$3.07

Stock-based compensation expense resulting from granted stock options was $261,917 and $95,882 for the six months ended June 30, 2022 and 2021, respectively. Unrecognized stock-based compensation expense of $1,556,985 at June 30, 2022 will be recognized in future periods as the related stock options continue to vest. The weighted-average remaining contractual life of previously granted stock options was 8.12 years at June 30, 2022.

The grant-date fair values of stock options granted in 2022 and 2021 was $3.10 and $3.06, respectively, and were estimated using a Black-Scholes valuation model with the following assumptions:

	June 30, 2022	December 31, 2021
Expected term	7.0 years	7.0 years
Volatility	31.5%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	3.01%	1.2%

7. Subsequent Events

On July 14, 2022, the Company commenced its Regulation CF offering of up to 499,501 shares of Series C preferred stock and intend to raise minimum of $100,000 and up to $5,000,000 from investors.

Item 4. Exhibits

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this Report, in each case as indicated below.

INDEX TO EXHIBITS

1.1	Posting Agreement with StartEngine Primary, LLC (included as exhibit 1.1 to the Company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex1-1.htm)

2.1	Third Amended and Restated Certificate of Incorporation, as amended (included as exhibit 2.1 to the Company’s Form 1-A/A filed September 30, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920110489/tm2029060d2_ex2-1.htm)

2.3	Bylaws (included as exhibit 2.2 to the Company's Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex2-2.htm)

3.1	Series A Investors’ Rights Agreement (included as exhibit 3.1 to the Company’s Form 1-A filed September 10, 2019, available here: https://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex3-1.htm)

3.2	Series B Investors’ Rights Agreement (included as exhibit 3.2 to the Company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex3-2.htm)

3.3	Form of Warrant to be issued to StartEngine Primary, LLC (included as exhibit 3.3 to the Company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_ex3-3.htm)

4.1	Form of Subscription Agreement (included as exhibit 4.1 to the Company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex4-1.htm).

6.1	Consulting agreement dated April 5, 2021 between Monogram Orthopaedics, Inc. and Doug Unis

6.2	Amended Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.2 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-2.htm)

6.3	April 30, 2019 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson(included as Exhibit 6.14 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-14.htm)

6.4	May 31, 2020 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (included as Exhibit 6.4 to the Company’s annual report on Form 1-K filed June 11, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920072469/tm2021302d1_ex6-4.htm

6.6	Restricted Stock Award dated March 27, 2017 between Monogram Orthopaedics, Inc. and Douglas Unis(included as Exhibit 6.15 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-15.htm)

6.7	Restricted Stock Award dated April 30, 2019 between Monogram Orthopaedics, Inc. and Benjamin Sexson(included as Exhibit 6.16 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-16.htm)

6.8	Licensing Agreement dated October 3, 2017 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai as Licensor(included as Exhibit 6.17 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-17.htm)

6.9	Option Agreement dated March 18, 2019 between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.18 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-18.htm).

6.10	Development and Supply Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.19 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-19.htm)

6.11	Warrant Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (included as Exhibit 6.20 to the Company’s Form 1-A filed September 10, 2019, available here: (http://www.sec.gov/Archives/edgar/data/1769759/000114420419029248/tv522644_ex6-20.htm)

6.12	Amended and Restated 2019 Stock Option and Grant Plan (included as exhibit 4.1 to the Company’s Form 1-A filed August 28, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920100256/tm2029060d1_ex6-12.htm).

6.13	Warrant to Purchase Capital Stock dated February 7, 2019 between Monogram Orthopaedics, Inc. and Z.B. Capital Partners, LLC as Holder (included as Exhibit 6.23 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-23.htm)

6.14	Amendment to Licensing Agreement dated July 5, 2019 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (included as Exhibit 6.24 to the Company’s Form 1-A filed September 10, 2019, available here: http://www.sec.gov/Archives/edgar/data/1769759/000114420419034309/tv523790_ex6-24.htm)

6.15	Stock Purchase Agreement between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (included as exhibit 6.15 to the Company’s Form 1-A/A filed October 14, 2020, available here: https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_ex6-15.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: September 27, 2022